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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


Form N-8F

For FAC PROPERTYS LLC


Application for Deregistration of Certain Registered Investment Companies.




I. General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger
[ ] Liquidation
[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[x]   Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 throgh 10 of this complete verification at the end of the form.)



2. Name of fund: FAC PROPERTYS LLC.

3. Securities and Exchange Commission File No.811-22568.
an amendment to a previously filed Form N-8F.

4.[ ] Initial Application [x] Amendment

5. Address of Principal Executive Office, 1329 Needhan Avenue
Bronx New York 10469.

6.Commission staff should contact with any questions regarding this form Name, Ferris Christian 1329 Needham Avenue Bronx
New York 10469.

7, Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .3la-2]:
Ferris Christian,1329 Needham Avenue Bronx New York 10469,
(718) 798-3983.

8. Classification offund (check only one)

[ ] Management company
[x] Unit investment trust
[ ] Face amount certificate

9.Subclassification if the fund is a management company
(check only one):
[x] Open end  [ ] Closed end

10.State law under which the fund was organized or formed
(New York)

agreement as an exhibit to this form.


VERIFICATION

The undersigned states that (i)he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FAC PROPERTYS LLC

(ii) he or she is the Director of FAC PROPERTYS LLC.
Name of Fund FAC PROPERTYS LLC
of, and (iii) all actions by shareholders, directors, (Title) Name of Fund FAC PROPERTYS LLC and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge,information, and belief.

Ferris Christian. December 6,2012.
Signature